BALLY, CORP.

VIA EDGAR

January 21, 2014

Pamela Long

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Bally, Corp.

            Registration Statement on Form S-1

            Filed November 18, 2013

            File No. 333-192387

Dear Ms. Long:

This letter is in response to your comment letter dated December 12, 2013, with regard to the Form S-1 filing of Bally, Corp., a Nevada corporation (“Bally” or the "Company") filed on November 18, 2013.  Responses to each comment have been keyed to your comment letter.

General

  The Company disputes the analysis that it should be considered a blank check company with mandatory Rule 419 disclosures and escrow deposits.  While Release 33-6932 applies Rue 419 to Securities Act filings, it does not obviate the language of the Rule itself.  Rule 419 states a blank check company is: “… a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; …”

In addition, Release 33-6932 states that: “Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  Bally has a specific business plan, even though it has not commenced operations at the time of the offering.  It has attempted to more clearly define the business plan in this amendment.

2.      The registration statement has been updated accordingly throughout.

Prospectus Cover Page, page 1

3.      This disclosure has been added accordingly.

4.      This section has been revised and updated accordingly.

Risk Factors, page 6

Risks Associated with Bally, Corp., page 6

We are exposed to market risk from changes in foreign currency …. Page 7

5.      This section has been revised and updated accordingly.

Problems with product quality or product performance …. page 8

6.      This risk factor has been revised and updated accordingly.

Risks Associated with This Offering, page 10

If we do not file a Registration Statement on Form 8-A …. Page 10

7.      This section has been revised and updated accordingly.

Use of Proceeds, page 12

8.      This disclosure has been revised accordingly.

9.      This section has been revised and update accordingly.

The shares offered by the Company through this offering will be sold …. page 11

10.  This section has been revised and updated accordingly.

If our registration statement is declared effective …. page 12

11.  This section has been revised and updated accordingly.

Use of Proceeds, page 16

12.  These sections have been revised accordingly.

13.  The table and related narrative disclosure has been added.

14.  This section has been updated accordingly.

15.  This section has been updated accordingly.

16.  This section has been updated accordingly.

Plan of Distribution, page 18

Terms of the Offering, page 19

17.  This disclosure has been updated and revised accordingly.

18.  This section has been updated accordingly.

19.  The Company, and its management, will comply with Regulation M.  Management will not bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period. Neither the Company, nor its management will purchase shares in the secondary market, nor will management attempt to manipulate or affect the price of shares, by way of stabilizing bids or otherwise.  Rule 102(b)(5) of Regulation M exempts offers to sell the underlying securities, which will be the only activity of management or the issuer.

Information with Respect to the Registrant, page 21

Plan of Operations, page 22

20.  This section has been revised and updated accordingly.

Talent Sources and Names of Principal Suppliers, page 23

21.  This section and the relevant risk factor has been revised and updated accordingly.

22.  This disclosure has been revised and updated accordingly.

Governmental Controls, Approval and Licensing Requirements, page 24

23.  This section has been revised and updated accordingly.

Reports to Security Holders, page 24

24.  The second sentence addresses the reporting requirements.

Number of Employees, page 24

25.  This section has been updated accordingly.

Description of Property, page 25

26.  This disclosure has been updated accordingly.

Management’s Discussion and Analysis …, page 27

Limited Operating History; Need for Additional Capital, page 28

27.  This section has been revised and updated accordingly.

Liquidity and Capital Resources, Page 28

28.  This section has been revised and updated accordingly.

Executive Compensation, page 32

29.    The section has been revised and updated accordingly.

Certain Relationships and Related Transactions, page 33

Shareholder loan, page 34

30.    This is a demand loan meaning no specific maturity date but payable at any time.

Director Independence, page 34

31.  This disclosure has been revised and update accordingly.

Notes to the Audited Financial Statements

Note 7 – Subsequent Events, page 45

32.  This section has been updated and revised accordingly.

Undertakings, page 47

33.  This section has been revised and updated accordingly.

Exhibit 10.1

34.  Exhibit 10.1 has been refiled in its entirety.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (info@ballycorp.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Surjeet Singh

_____________________

Surjeet Singh, President